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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                SUN BANCORP, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   866634 10 8
                                 --------------
                                 (CUSIP Number)

                                 JOHN D. WATERS
                               F.N.B. CORPORATION
                            2150 GOODLETTE ROAD NORTH
                              NAPLES, FLORIDA 16148

                                 (800) 262-7600
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  JUNE 30, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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
CUSIP No. 866634 10 8                                        13D                               Page 2 of 7 Pages
----------------------------------------------------------------------------------------------------------------
            NAME AND IRS IDENTIFICATION OF REPORTING PERSON
1.
            F.N.B. CORPORATION
----------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a)[ ]
2.                                                                                                        (b)[ ]
            N/A
----------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
3.

----------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
4.
            WC, OO
----------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]
5.
            N/A
----------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
6.
            FLORIDA
----------------------------------------------------------------------------------------------------------------
                            SOLE VOTING POWER
NUMBER              7.
OF SHARES                   1,090,122
BENEFICIALLY        --------------------------------------------------------------------------------------------
OWNED BY EACH               SHARED VOTING POWER
REPORTING PERSON    8.
WITH                        0
                    --------------------------------------------------------------------------------------------
                            SOLE DISPOSITIVE POWER
                    9.
                            1,090,122
                    --------------------------------------------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                    10.
                            0
----------------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
            1,090,122
----------------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [ ]
12.
            N/A
----------------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
            15.3%
----------------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
14.
            CO, HC
----------------------------------------------------------------------------------------------------------------

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                       SCHEDULE 13D OF F.N.B. CORPORATION
                 RESPECTING THE SECURITIES OF SUN BANCORP, INC.

ITEM 1.  SECURITY AND ISSUER.

         This filing relates to the common stock, no par value (the "Common Stock"), of Sun Bancorp, Inc., a Pennsylvania corporation ("Sun"), whose principal executive offices are located at 2 South Market Street, Selinsgrove, Pennsylvania 17870.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by F.N.B. Corporation ("FNB"), a Florida corporation whose principal executive offices are located at 2150 Goodlette Road North, Naples, Florida 16148.

         FNB has not, during the last five years, been convicted in a criminal proceeding nor has FNB, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information regarding the executive officers and directors of FNB is included as Exhibit 1 hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On November 6, 1996, Sun, FNB, Sun Bank, a Pennsylvania state-chartered bank and trust company and a subsidiary of Sun, and Bucktail Bank and Trust Company, a Pennsylvania state-chartered bank and trust company and a wholly owned subsidiary of FNB ("Bucktail") entered into an Agreement and Plan of Reorganization (the "Agreement") whereby on June 30, 1997 (the "Closing Date"), Bucktail was merged with and into Sun Bank, with Sun Bank as the surviving bank. Pursuant to the Agreement, at closing, Sun issued 565,384 shares of its common stock to FNB, the sole shareholder of Bucktail, as consideration for the merger.

         Subsequently, between July 1, 1997 and April 18, 2001, FNB purchased, through open market transactions, an aggregate of 71,649 shares of common stock of Sun. Such purchases were funded by the working capital of FNB.

         As a result of a 3 for 2 stock split effected by Sun on December 12, 1999 and two 5% stock dividends declared by Sun, on June 5, 1998 and June 11, 1999, FNB acquired an additional 409,342 shares of common stock of Sun.

         On January 18, 2002, FNB completed its acquisition of Promistar Financial Corporation ("Promistar") through the merger of Promistar with and into FNB. At the date of the merger, Promistar owned 11,200 shares of common stock of Sun, which were acquired by FNB in the merger by operation of law.

ITEM 4.  PURPOSE OF TRANSACTION.

         The 1,090,122 shares of common stock of Sun acquired by FNB were acquired for investment purposes. Except in the ordinary course of business and except as otherwise described in the following paragraph, FNB has not formulated any plans or proposals which would result in: (a) the acquisition of additional securities of Sun or the disposition of securities of Sun, (b) an extraordinary corporate transaction involving Sun or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of Sun or any of its subsidiaries,
(d) any change in the present board of directors or management of Sun, (e) any material change in Sun's capitalization or dividend policy, (f) any other material change in Sun's business or corporate structure, (g) any change in Sun's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of Sun by any person, (h) causing a class of Sun's securities to be deregistered or delisted, (i) a class of equity securities of Sun becoming eligible for termination of registration or
(j) any action similar to any of those enumerated above.

         As part of the merger between Bucktail and Sun Bank, Sun and FNB entered into that certain Stock Investment Agreement, dated November 6, 1999 (the "Investment Agreement"), pursuant to which Sun's Board of Directors, so long as FNB beneficially owns at least 15% of the issued and outstanding shares of Sun, shall recommend to the shareholders of Sun the election to the Board of Directors of Sun two persons proposed by FNB and agreed to by Sun. Following the closing of the merger between Bucktail and Sun Bank, pursuant to the terms of the Investment Agreement, Stephen J. Gurgovits, Vice Chairman of FNB, and Tom Hebble, an executive officer of First National Bank of Pennsylvania, a wholly owned subsidiary of FNB, were nominated and elected to the Board of Directors of Sun, and Messrs. Gurgovits and Hebble have continued to serve as directors of Sun since that time. The foregoing description of the Investment Agreement is qualified in its entirety by reference to the full text of the Investment Agreement, which is attached as Exhibit 2 to this Schedule 13D and incorporated herein by reference.

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ITEM 5.  INTEREST IN THE SECURITIES OF ISSUER.

         (a) - (c)         FNB beneficially owns, and has the sole power to vote
and dispose, 1,090,122 shares of common stock of Sun, or 15.3% of the issued and outstanding shares of common stock of Sun. The following table sets forth all transactions by FNB in the common stock of Sun since June 30, 1997, the date on which FNB became the beneficial owner of greater than 5% of the issued and outstanding common stock of Sun.

                                                                     NUMBER OF       TOTAL SHARES
DATE            TRANSACTION OR EVENT                    PRICE         SHARES            OWNED
----            ---------------------------             ------       ---------       ------------
  06/30/97      Sale of Bucktail to Sun (1)                N/A        565,384           597,931(2)
  07/01/97      Purchase                                $36.63          2,470           600,401
  07/16/97      Purchase                                $36.63          1,310           601,711
  08/11/97      Purchase                                $37.50          2,098           603,809
  08/13/97      Purchase                                $37.88          1,500           605,309
  08/27/97      Purchase                                $37.75          2,700           608,009
  11/10/97      Purchase                                $40.50         16,571           624,580
  12/12/99      3 for 2 Stock Split                        N/A        312,290           936,870
  03/17/98      Purchase                                $36.15         10,000           946,870
  06/05/98      5% Stock Dividend                          N/A         47,342           994,212
  06/11/99      5% Stock Dividend                          N/A         49,710         1,043,922
  04/16/01      Purchase                                $15.60         30,000         1,073,922
  04/18/01      Purchase                                $15.70          5,000         1,078,922
  01/18/02      Promistar Merger (3)                       N/A         11,200         1,090,122

--------------------
(1)      This transaction is described in Item 3 of this report.
(2) FNB beneficially owned an aggregate of 32,547 shares of Sun common stock prior to June 30, 1997.
(3) On January 18, 2002, FNB completed its acquisition of Promistar Financial Corporation through the merger of Promistar with and into FNB. As of the date of the merger, Promistar owned 11,200 shares of common stock of Sun, which were acquired by FNB in the merger by operation of law.

         (d)      Not applicable.

         (e)      Not applicable.

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO
         SECURITIES OF THE ISSUER.

         Pursuant to the terms of the Investment Agreement described in Item 4, Sun has the right to purchase any shares of Sun common stock that FNB intends to transfer, sell or exchange. Sun shall have the right to purchase the shares for a period of thirty days from the date Sun receives notice from FNB of its intention to transfer such shares. Depending on the number of shares of common stock transferred by FNB, the purchase price for such transferred to Sun is determined by either (i) the arithmetic average of the bid and asked prices for Sun common stock reported on the Nasdaq National Market on the day preceding the purchase by Sun or (ii) the greater of (A) the arithmetic average of the average of the closing bid and asked prices reported for Sun common stock for the fifteen trading days immediately preceding the date on which FNB provided notice to Sun of its intention to transfer the shares and (B) the price offered to FNB for the shares by a third party not affiliated with FNB. The foregoing description of the Investment Agreement is qualified in its entirety by reference to the full text of the Investment Agreement, which is attached as
Exhibit 2 to this Schedule 13D and incorporated herein by reference.

ITEM 7.  EXHIBITS.

         The following exhibits are filed herewith:

         Exhibit No.       Description
         -----------       -----------
         1                 Information regarding Directors and Executive Officers of FNB

         2                 Stock Investment Agreement, dated November 6, 1996 by and between
                           FNB and Sun

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                     F.N.B. CORPORATION



                                                     By: /s/ John D. Waters
                                                         -----------------------
                                                         John D. Waters
                                                         Chief Financial Officer

April 23, 2002